FORM 4

Check box if no longer subject
to Section 16. Form 4 or Form 5
obligations may continue. See
Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


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1.  Name and Address of Reporting Person*

    Ortenzio     Robert              A.
---------------------------------------------
    (Last)      (First)          (Middle)

    4716 Old Gettysburg Road, P.O. Box 2034
---------------------------------------------
                    (Street)

    Mechanicsburg             PA       17055
--------------------------------------------
    (City)                  (State)    (Zip)
--------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol

    Select Medical Corporation - NASDAQ (SLMC)

---------------------------------------------
3.  IRS Identification
    Number of Reporting
    Person, if an entity

---------------------------------------------
4. Statement
   (Month/Year)

   June 2002

---------------------------------------------
5.  If Amendment, Date of
    Original (Month/Year)
           / /

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [X]  Director                    [ ] 10% Owner
    [X]  Officer (give title below)  [ ] Other (specify below)
         Chief Executive Officer and President
---------------------------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

---------------------------------------------

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

1.   Title of Security  2.  Transaction   3. Transaction  4. Securities         5. Amount of    6.  Ownership Form:  7. Nature of
     (Instr. 3)             Date (Month/     Code            Acquired (A)          Securities       Direct (D) or       Indirect
                            Day/Year)        (Instr. 8)      or Disposed of        Beneficially     Indirect (I)        Beneficial
                                                             (D) (Instr. 3,        Owned at End     (Instr. 4)          Ownership
                                                             4 and 5)              of Month (Instr.                     (Instr. 4)
                                                                                   3 and 4)

                                             Code     V      Amount (A)or Price
                                                                    (D)
Common Stock, par
value $.01 per share        6/28/02          M               500    (A)   $6.08

Common Stock, par
value $.01 per share        6/28/02          M               18,000 (A)   $6.51

Common Stock, par
value $.01 per share        6/28/02          S(1)            500    (D)   $16.0043

Common Stock, par           6/28/02          S(1)            18,000 (D)   $16.0043 958,574          (D)
value $.01 per share

Common Stock, par                                                                  44,169(2)        (I)                 By Ortenzio
value $.01 per share                                                                                                    Family
                                                                                                                        Partnership,
                                                                                                                        L.P.

Common Stock, par                                                                  246,857(3)       (I)                 By Select
value $.01 per share                                                                                                    Healthcare
                                                                                                                        Investors
                                                                                                                        I, L.P.
Common Stock, par
value $.01 per share                                                               2,120(4)         (I)                 By R.A.
                                                                                                                        Ortenzio
                                                                                                                        Family
                                                                                                                        Partnership,
                                                                                                                        L.P.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).                                                                  (Over)


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                  Page 1 of 3


FORM 4 (Continued)


 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date         7.Title       8.Price   9.Number  10. Owner-  11. Nature
  Derivative   sion or    action    tion       of         Exer-          and           of        of          ship        of
  Security     Exercise   Date      Code       Deriv-     cisable        Amount        Deriv-    Deriv-      Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-        of            ative     ative       of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-          Under-        Secur-    Secur-      rivative    ficial
               ative      Year)                ities      tion           lying         ity       ities       Secu-       Owner-
               Security                        Ac-        Date           Secur-        (Instr.   Bene-       rity:       ship
                                               quired     (Month/        ities         5)        ficially    Direct      (Instr.
                                               (A) or     Day/           (Instr.                 Owned at    (D) or      4)
                                               Disposed   Year)          3 and 4)                End of      Indirect
                                               of (D)                                            Month       (I)
                                               (Instr.                                           (Instr.     (Instr.
                                               3, 4 and                                          4)          4)
                                               5)


                                      Code V   (A)   (D)    Date   Ex-       Title  Amount
                                                            Ex-    pir-             or
                                                            ercis- ation            Number
                                                            able   Date             of
                                                                                    Shares

Non-qualified
Stock Options
(right to buy) $6.08      6/28/02   M                500    (5)    12/14/08  Common 500          0           (D)
                                                                             Stock

Non-qualified
Stock Options
(right to buy) $6.51      6/28/02   M                18,000 (5)    11/18/09  Common 18,000       418,696     (D)
                                                                             Stock
-------------------------------------------------------------------------------

Explanation of Responses:

(1) The sales reported in this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted on December 21, 2001.

(2) These shares are directly owned by the Ortenzio Family Partnership, L.P., of which Mr. Ortenzio is the general partner.

(3) These shares are directly owned by Select Healthcare Investors I, L.P. Mr. Ortenzio is a 25% owner, Director and President of Select Capital Corporation, the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Healthcare Investors I, L.P. that exceed his pecuniary interest therein.

(4) Mr. Ortenzio is a general partner of the R.A. Ortenzio Family Partnership, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by the R.A. Ortenzio Family Partnership, L.P. that exceed his pecuniary interest therein.

(5)  All options granted are vested and immediately exercisable.

                       Robert A. Ortenzio                        7-9-02
                    --------------------------------            -----------
                    ** Signature of Reporting Person               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

Robert A. Ortenzio                   Select Medical Corporation -  NASDAQ (SLMC)
4716 Old Gettysburg Road, P.O. Box 2034                                June 2002
Mechanicsburg, PA 17055


                 Table I - Non-Derivative Securities, Acquired,
                   Disposed of, or Beneficially Owned (cont.)
 -------------------------------------------------------------------------------

Title                  Transaction   Transaction    Securities Acquired (A)   Amount of     Ownership       Nature of
of                     Date          Code           or Disposed of (D)        Securities    Form:           Indirect
Security               (Month/Day                                             Beneficially  Direct (D) or   Beneficial
                       /Year)                      Amount (A) or  Price       Owned at      Indirect (I)    Ownership
                                     Code     V           (D)                 end of
                                                                              month

Common Stock, par value
$.01 per share                                                                1,907(6)      (I)             By Select Investments I


(6)  Mr.  Ortenzio  is a  partner  and 25% owner of  Select  Investments  I. Mr.
     Ortenzio disclaims beneficial ownership of any shares held by Select Investments I that exceed his pecuniary interest therein.
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